UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

IKANOS COMMUNICATIONS, INC.

(Name of Subject Company)

King Acquisition Co.

(Name of Offeror)

a Wholly-owned Subsidiary of

Qualcomm Atheros, Inc.

(Parent of Offeror)

an Indirect Wholly-Owned Subsidiary of

QUALCOMM Incorporated

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Donald J. Rosenberg

Executive Vice President, General Counsel and Corporate Secretary

Qualcomm Incorporated

5775 Morehouse Dr.

San Diego, California 92121

(858) 587-1121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,694,332	$5,890.69

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 17,228,613 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Ikanos Communications, Inc. (“Ikanos”), multiplied by the offer price of $2.75 per Share, (ii) 39,800 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $2.75 per Share, multiplied by $0.86, which is the offer price of $2.75 per Share minus the weighted average exercise price for such options of $1.89 per Share, (iii) 1,116,448 restricted stock units multiplied by the offer price of $2.75 per Share and (iv) 76,795 Shares estimated to be subject to outstanding purchase rights under Ikanos Amended and Restated 2004 Employee Stock Purchase Plan multiplied by the offer price of $2.75 per Share. The calculation of the filing fee is based on information provided by Ikanos as of August 5, 2015.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,890.69	Filing Party: QUALCOMM Incorporated, Qualcomm Atheros, Inc., and King
Form or Registration No.: Schedule TO	Acquisition Co. Date Filed: August 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on August 19, 2015 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Ikanos Communications, Inc., a Delaware corporation (“Ikanos”), at $2.75 per Share, net in cash, without interest (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Amendments to the Schedule TO

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(v)	Slide Deck used in connection with a meeting with Ikanos employees

Amendments to the Offer to Purchase

Section 16. Certain Legal Matters; Regulatory Approvals

Section 16— “Certain Legal Matters; Regulatory Approvals— Legal Proceedings” of the Offer to Purchase is amended and restated in its entirety as follows:

“Between August 25 and September 2, 2015, two putative class action lawsuits were filed in the Superior Court of California, County of Alameda (captioned Weichel v. Banatao, Case No. RG15783287 (filed Aug. 25, 2015), and Tsai v. Banatao, Case No. RG15784408 (filed Sep. 2, 2015)) by purported Ikanos stockholders against the members of the Ikanos Board, Ikanos, Qualcomm Atheros, Inc., and King Acquisition Co. The complaints generally allege that the Ikanos directors breached their fiduciary duties to Ikanos’s minority stockholders in connection with the proposed Merger by one or more of the following: (i) agreeing to an unfair and/or inadequate Offer Price; (ii) ignoring various conflicts of interest present on the Ikanos Board; (iii) accepting unreasonable deal protection measures in the Merger Agreement that dissuades other potential bidders from making competing offers; and (iv) providing Ikanos stockholders inadequate or misleading information in the Schedule 14D-9. The Tsai complaint also alleges that Qualcomm aided and abetted the alleged breaches of fiduciary duty by the Ikanos directors. The complaints seek certification of a class, injunctive relief, including enjoining the Merger, and an award of unspecified attorneys’ fees and other costs and fees, in addition to other relief. The complaints also request that the Court rescind and set aside the Merger or provide rescissory damages in the event it is consummated prior to entry of the Court’s final judgment.

The outcome of this litigation cannot be predicted with certainty. A preliminary injunction could delay or jeopardize the completion of the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Merger.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 9, 2015

King Acquisition Co.

By:	/s/ Daniel D. Vrechek
Name:	Daniel D. Vrechek
Title:	Secretary and Vice President

Qualcomm Atheros, Inc.

By:	/s/ Daniel D. Vrechek
Name:	Daniel D. Vrechek
Title:	Secretary, Vice President and General Counsel

QUALCOMM Incorporated

By:	/s/ Adam Schwenker
Name:	Adam Schwenker
Title:	Assistant Secretary, Vice President and Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of August 19, 2015

(a)(1)(ii)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Summary Advertisement, as published in The New York Times on August 19, 2015

(a)(5)(i)	Press Release issued by QUALCOMM Incorporated, dated August 6, 2015 (incorporated by reference to the Schedule TO-C filed by QUALCOMM Incorporated on August 6, 2015)

(a)(5)(ii)	Slide Deck used in connection with a meeting with Ikanos employees (incorporated by reference to the Schedule TO-C filed by QUALCOMM Incorporated on August 7, 2015)

(a)(5)(iii)	Slide Deck used in connection with a meeting with Ikanos employees (incorporated by reference to the Schedule TO-C filed by QUALCOMM Incorporated on August 17, 2015)

(a)(5)(iv)*	FAQs made available to Ikanos employees

(a)(5)(v)	Slide Deck used in connection with a meeting with Ikanos employees

(d)(1)	Agreement and Plan of Merger, dated as of August 5, 2015, among Ikanos, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K/A filed by Ikanos on August 19, 2015)

(d)(2)	Form of Tender and Support Agreement, dated as of August 5, 2015, among Parent, Purchaser and certain stockholders of Ikanos (incorporated by reference to the Current Report on Form 8-K filed by Ikanos on August 6, 2015)

(d)(3)*	Confidentiality Agreement, dated as of February 23, 2015, between QUALCOMM Incorporated and Ikanos

(d)(4)*	Exclusivity Agreement, dated as of June 22, 2015, between Qualcomm Technologies, Inc. and Ikanos

*	Previously filed.